Maneki Mining Inc.
4462 John Street
Vancouver, BC
V5V 3X1

                                                                                                                                                       August 2, 2005

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C.
20549-7010

Attn: Jennifer R. Hardy or Edward M. Kelly

Re:       Maneki Mining Inc.
            Registration Statementon Form SB-2
            File No. 333-125898

Dear Mr. Kelly/ Ms. Hardy

In response to your comment letter dated July 14, 2005 we have filed an amendment to the SB-2 which was originally filed on June 17, 2005.  To help expedite your review please find attached three marked copies of the amendment. Also included is the supplemental information requested (Summary Report for the Poison Gulch Property, Prepared by Ken Brook, RPG).

Please find below responses to each individual comment:

Registration Statement’s Cover Page

  Added a box to cover page concerning Rule 415

Prospectus’ Outside Front Cover Page

  There is no such agreement between Maneki Mining Inc. and the selling shareholders.

  Revised (removed last sentence of first paragraph)

Prospectus’ Inside Front Cover Page

  Revised (moved paragraphs so they follow “Risk Factors”)

  Revised and reworded section “Forward-Looking Statements”

Risk Factors, page 6

  Added new Risk Factor (“Because our executive officer does not have formal training specific to the technicalities of mineral exploration, there is a higher risk our business will fail.”  - Added to table of contents –

  Revised (sentence added third to last of paragraph)

  Revised (used term “reserve” in place of “ore” to avoid confusion)

  Revised (amended risk factor 1, 5 (now 6) & 10 (now 14)

  Revised (removed “with no assurance” language)

  Revised (Expanded to be more comprehensive)

  Added Risk Factor (“If competition for mineral claims in our area increases …”)

  Added to first Risk Factor

  Revised (added risk factor “Because Mr. Eliopulos is a consultant …)

  Revised (added risk factor “Because our President and sole director is ….)

Selling Shareholders, page 12

   Revised (added sentence to first paragraph under “Selling Shareholders”)

Plan of Distribution, page 14

   Disclosure has been removed

Consultants

  Revised (now reads correctly 1977)

Nevada Anti-Takeover laws

  Revised (added sentence to end of paragraph)

Description of Business, page 21

  Revised (added second paragraph)

Mineral Lease Agreement between Maneki Mining Inc. and Ammetco Resources

  Revised (second sentence of first paragraph)

  Attached: Ken Brook’s “Summary Report for the Poison Gulch Property”

  Revised (added to end of section)

  These fees are not material (Dept. Of Interior, BLM: $800 annually & Owyhee County Recorder $7.50 annually)

Description and Location of the Poison Gulch mineral claims

      Revised:

  Map Included
  4 paragraphs added to end of section to address list of comments

  Revised (added to second paragraph of section)

Conclusions of the Summary Report for the Poison Gulch Property Owyhee County, Idaho

  Attached “Summary Report for the Poison Gulch Property”

  Revised (changed first sentence of section)

  Revised (Edited section)

  Revised (Deleted reference to the Ken Snyder Mine)

  Revised (EM – Electromagnetic)

Plan of Operations, page 27

   Revised:

  Revised (fourth paragraph added and revision to fifth paragraph)
  Revised (added eighth paragraph)
  Revised (added sentence to end of second paragraph)

  Revised (revision to paragraph five)

  Revised (seventh paragraph)

  Revised (tenth paragraph)

  Revised (added sentence to end of third paragraph)

Report to Security Holders

   Revised (changed second to last sentence of “Report to Security Holders”)

Certain Relationships and Related Transactions, page 30

  Revised (additional information added to third paragraph of “Certain Relationships and Related Transactions)

  Note: Revised 3rd paragraph, last sentence to read “pursuant to Regulation S in place of Section 4(2).

No Public Market for Common Stock

   Revised (reworded last paragraph)

Where You Can Find More Information, page 46

   Revised (deleted language “are qualified in their entirety”)

Exhibits

  Revised (Index Added)

Exhibit 5.1

  – 47. Revised by Legal Counsel

  Seems to print fine on our side. Will make sure for amendment.

  Revised (exhibit 23.2)

  Revised (exhibit 23.2)

  Revised (corrected and signed)

Yours truly,

/s/  Sean Philip Watkinson
Sean Philip Watkinson
President